Standex

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News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Christian Storch, CFO   <u>**FOR IMMEDIATE RELEASE**</u>
(603) 893-9701
email: InvestorRelations@Standex.com

STANDEX REPORTS 9TH STRAIGHT QUARTER OF
YEAR-OVER-YEAR REVENUE GROWTH IN THIRD QUARTER

Company Increases Revenues by 14% as
Businesses Report Continued Market Share Gains

SALEM, NH – April 27, 2005 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the third quarter of fiscal year 2005 ended March 31, 2005.

- Revenue for the third quarter of fiscal 2005 increased 14% to $163.1 million, up from $143.4 million in the third quarter of fiscal 2004. Standex's entire sales growth in the third quarter was organic.

- Operating income for the third quarter of 2005 was $8.1 million, a decrease of 8% from $8.8 million in the third quarter of fiscal 2004.

- Income from continuing operations was up 4% to $4.9 million, or $0.40 per diluted share, versus $4.7 million, or $0.38 per diluted share, for the third quarter of fiscal 2004.

- Net income increased 41% to $4.7 million, or $0.38 per diluted share, compared with net income of $3.4 million, or $0.27 per diluted share, in the third quarter of fiscal 2004. Excluding discontinued operations and special items, income for the third quarter of fiscal 2005 was $4.9 million, or $0.40 per diluted share, an increase of 1% from $4.8 million, or $0.39 per diluted share, in the third quarter of fiscal 2004. A reconciliation of GAAP net income and earnings per share to non-GAAP amounts is included later in this release.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) increased by $9.6 million to $134.0 million at March 31, 2005 from $124.4 million at December 31, 2004 and working capital turns increased to 5.0 times for the third fiscal quarter from 4.3 times for the third fiscal quarter of 2004.

- Net debt (defined as short-term debt plus long-term debt less cash) increased by $19.3 million from December 31, 2004 to $109.5 million at March 31, 2005, and the Company's balance sheet leverage ratio of net debt to total capital increased to 38.4% at March 31, 2005 from 33.9% at December 31, 2004.

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During the third quarter, Standex made $18.6 million in contributions to its U.S. defined benefit plan. $3.6 million was a required minimum contribution, while the remaining $15 million was a voluntary contribution that Standex expects will eliminate the minimum funding requirements of the plan for the next several years.[1] In addition, the voluntary contribution substantially improves the overall funded status of the plan and lowered the Company's current income tax liability for 2004 by $4.5 million.

Third-Quarter Highlights

"Standex delivered solid top-line year-over-year growth in the third quarter," said Roger Fix, president and chief executive officer. "Our third-quarter performance demonstrates the ability of our portfolio of businesses to gain market share and capitalize on new market opportunities. However, year-over-year operating income from our business units was flat. This was due to inconsistency in our ability to pass on all of the material cost increases to our customers, certain large projects that carry lower margins, and an unusually strong profit performance by one of our groups in the third quarter of last year.   Furthermore, corporate expenses increased due to greater costs for Sarbanes-Oxley compliance and medical costs, resulting in an eight percent decrease in overall operating income."

- **Revenue:** Four of Standex's five business segments posted year-over-year top-line gains. Three segments, Food Service Equipment, Engraving and Engineered Products, posted double-digit revenue growth.

  Food Service Equipment Group sales led with a 25% increase in year-over-year revenue. The group continues to build market share in new and existing market segments through new product introductions and expanded distribution channels. Nor-Lake, which we acquired in late 2003, contributed strong sales and profits to the group's performance, driven by demand for both its food service and scientific products.

  The Engraving Group posted a 16% year-over-year sales gain due to strong demand in North America where the group is experiencing growth in all of its end markets.

  The Engineered Products Group posted year-over-year sales growth of 14%. Both Spincraft and Custom Hoists reported double-digit sales increases as they saw continued strength in their core markets.

  ADP grew sales by approximately 8%, which is attributable to price increases intended to offset higher steel prices.[1]   ADP continues to maintain market share in a weakening housing start market.

  After three consecutive quarters of year-over-year sales improvement, Consumer Group sales were down 3%. The group's religious book store chain had a lower store count and reported a same-store sales decrease of 1.3%.   However, same-store sales are tracking in line with our peers in this market. The year-over-year comparison was difficult due to the high sales generated in the third quarter of 2004 after the theatrical release of *The Passion of the Christ*. Standex Direct posted slight year-over-year gains.

- **Profitability:** Standex Engraving and Food Service Equipment reported significant increases in third-quarter fiscal 2005 operating income while Standex's other three groups reported year-over-year declines.

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The Food Service Equipment group increased year-over-year operating income by 142% from the third quarter of 2004. The significant year-over-year improvement in operating income was the result of the increased sales volume, and cost reductions achieved through Standex's restructuring and realignment program and other productivity initiatives. Still, margins in the third quarter were affected by material cost increases that the group has been unable to pass through to customers and an unusually high percentage of revenue from large, lower-margin projects.

The Engraving Group had a very profitable quarter with operating income up 30% year-over-year. The group continues to realize the benefits of the consolidation of two of its facilities.

Engineered Products Group's operating income was down 5% year-over-year, which was primarily due to the shift at Spincraft to a higher percentage of lower-margin business in the turbine aftermarket segment. As Spincraft heads up the learning curve in this market segment, margins are expected to incrementally improve.[1] Custom Hoists reported impressive year-over-year operating margins, driven by higher sales volume and a lower cost structure.

Consumer Group operating income decreased 26% in the third quarter from the same period of fiscal 2004. The third quarter is a seasonally weak quarter for the Consumer Group. The decline was the result of lower sales volume, an unusually large amount of returns and allowances in the quarter, and certain one-time expenses related to the closure of one store. Standex expects significant improvement in Consumer Group sales and operating income in the fourth fiscal quarter due to anticipated strong sales of Standard Publishing's new line of vacation bible school and Sunday school materials, which have received positive early customer response.[1]

Operating income for ADP was down 63% year-over-year. The group benefited from unusually high demand in the third quarter of fiscal 2004 as customers placed advance purchases as a result of announced price increases. In the current year quarter, the group's price increases have not completely offset higher steel prices. The combination of these two factors resulted in lower profitability in the group.

Business Outlook

"We are taking action on a number of fronts to improve our operating margins," said Fix. "First, we continue to work with our customers to recoup material costs increases through pricing changes. We also are continuing to implement Lean Enterprise disciplines to enhance productivity and drive down costs at our existing facilities. In addition, we will be opening a new manufacturing facility in Mexico and we are increasing our sourcing efforts in China for components and materials to be used in our higher-level assemblies in the U.S. These efforts should enable us to leverage our sales growth and improve bottom-line performance over the long-term.[1]"

"At the same time, we plan to continue our top-line growth momentum. To do so, we will continue to invest in a wide variety of organic growth initiatives and seek attractive bolt-on acquisitions to strengthen Standex's technology, products and market presence," concluded Fix.

Conference Call Details

In conjunction with this announcement, Standex will broadcast its conference call live over the Internet today at 4:30 p.m. Eastern Time. On the call, Roger Fix, president and CEO, and Christian Storch, CFO, will review the Company's financial results, business and operating highlights, and provide more detailed comments on one of Standex's key operating business segments, the Engraving Group.

Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com, at least 15 minutes prior to the event's broadcast to download the necessary software. To listen to the audio playback, please call (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is *31169912*. In addition, a replay can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment, Consumer, Air Distribution Products, Engraving Group and Engineered Products with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the Company's website at www.standex.com.

[1]Safe Harbor Language

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the mergers and acquisitions market generally, along with changes in the economic conditions in the document finishing industry as it relates to changes in general domestic and international economic conditions, market demand, realization of the expected annual cost savings resulting from the restructuring and realignment program and any other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2004, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

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Reconciliation of Non-GAAP Measures

Net income and earnings per share data including the impact of discontinued operations, restructuring and other special charges is summarized below (in thousands, except per share data):

	Three Months Ended March 31			Nine Months Ended March 31		
	2005	2004	Change %	2005	2004	Change %
Net Income	4,715	3,352	41%	17,486	11,290	55%
Discontinued operations	169	1,347		1,209	3,542	
Income from continuing operations	4,884	4,699	4%	18,695	14,832	26%
Special items, net of tax:						
Restructuring	-	276		511	754	
Other	-	(152)		-	(179)	
Subtotal	-	124		511	575	
Income from continuing operations before special items	4,884	4,823	1%	19,206	15,407	25%
Diluted earnings per share	0.38	0.27	41%	1.41	0.91	55%
Discontinued operations	0.02	0.11		0.10	0.29	
Income from continuing operations	0.40	0.38	5%	1.51	1.20	26%
Special items, net of tax:						
Restructuring	-	0.02		0.04	0.06	
Other	-	(0.01)		-	(0.01)	
Subtotal	-	0.01		0.04	0.05	
Income from continuing operations before special items	$0.40	$0.39	3%	$1.55	$1.25	24%

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CONSOLIDATED FINANCIAL INFORMATION

(*In thousands, except per share data*)

	Three Months Ending		Nine Months Ending	
	March 31 2005	March 31 2004	March 31 2005	March 31 2004
CONSOLIDATED SUMMARY OF INCOME				
NET SALES	$ 163,094	$ 143,443	$ 491,701	$ 414,057
Income Before Taxes	7,066	7,329	28,152	23,042
Provision for Taxes	2,182	2,630	9,457	8,210
Income from continuing operations	4,884	4,699	18,695	14,832
Income/(loss) from discontinued operation net of tax	(169)	(1,347)	(1,209)	(3,542)
Net Income	$ 4,715	$ 3,352	$ 17,486	$ 11,290
EARNINGS PER SHARE:				
Basic				
Income from continuing operations	$ 0.42	$ 0.39	$ 1.53	$ 1.22
Income/(loss) from discontinued operations	(0.02)	(0.11)	(0.10)	(0.29)
Total	$ 0.40	$ 0.28	$ 1.43	$ 0.93
Diluted				
Income from continuing operations	$ 0.40	$ 0.38	$ 1.51	$ 1.20
Income/(loss) from discontinued operations	(0.02)	(0.11)	(0.10)	(0.29)
Total	$ 0.38	$ 0.27	$ 1.41	$ 0.91
SEGMENT DATA				
NET SALES				
Food Service Equipment Group	$ 56,185	$ 44,928	$173,812	$130,566
Air Distribution Products Group	31,844	29,382	99,514	86,667
Engraving Group	21,715	18,714	58,842	53,679
Engineered Products Group	30,971	27,265	90,271	74,690
Consumer Products Group	22,379	23,154	69,262	68,455
TOTAL	$163,094	$143,443	$491,701	$414,057
OPERATING INCOME				
Food Service Equipment Group	$ 4,071	$ 1,682	$ 15,008	$ 10,375
Air Distribution Products Group	1,328	3,556	7,098	9,988
Engraving Group	2,459	1,886	7,417	5,234
Engineered Products Group	3,643	3,855	12,870	10,149
Consumer Products Group	1,580	2,124	4,029	4,056
Restructuring	-	(433)	(799)	(1,179)
Other expense, net	-	238	-	279
Corporate	(4,968)	(4,135)	(13,581)	(11,518)
TOTAL	$ 8,113	$ 8,773	$ 32,042	$ 27,384

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